

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

Via E-mail
Mr. David M. Johnson
Chief Financial Officer
FTI Consulting, Inc.
1101 K Street NW
Washington, DC 20005

Re: **FTI Consulting, Inc.**
        Form 10-K for the fiscal year ended December 31, 2014
        Filed February 24, 2015
        File No. 1-14875

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 47

1.   You disclose that you performed an interim impairment analysis for the quarter ended September 30, 2013 and recorded a goodwill impairment charge of $83.8 million in the Strategic Communications segment. We further note that a goodwill impairment charge of $110.4 million was recorded in this segment during the fourth quarter of 2012. Please explain to us how the circumstances changed in the third quarter of 2013 from the fourth quarter of 2012 including the factors that existed in the third quarter of 2013 that did not impact the previous impairment analysis. Also, describe to us your conclusion at the time of the 2012 impairment analysis with respect to the prospect of further impairment charges.

Economic Consulting

Year ended December 31, 2014 compared to December 31, 2013, page 61

2.   We note your discussion regarding the various factors attributing to the decrease in gross profit margin. Please quantify for us the reasons for the changes in your gross profit margin and describe any material fluctuations from year to year. Consider updating your disclosure accordingly in future filings, to the extent material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 if you have any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief